Exhibit 2.1

Private & Confidential	Execution copy

Date: 10th May 2012

(1)	Lydian Capital Partners LP and Others

(2)	BHFS Two Limited

Share sale and purchase agreement

relating to

The acquisition of the entire issued share capital of Huntyard Limited

Private & Confidential	Execution copy

CONTENTS

1	Definitions and interpretation	1

2	Conditions	7

3	Agreement for sale and purchase of the Sale Shares	8

4	Limitations on claims under this Agreement	9

5	Price	9

6	Treasury Shares	10

7	Retention Escrow Account and Retention Amount	11

8	Completion	12

9	Warranties	15

10	Chigwell Proceedings	17

11	Status and liability of Sellers who are not Warrantors	18

12	Claims Escrow Account and Claims Retention Amount	18

13	Chigwell Escrow Account and Chigwell Retention Amount	20

14	Buyer’s Warranties	21

15	Waiver of Claims	21

16	Post Completion restrictions	22

17	Tax Covenant	23

18	Confidentiality	23

19	Notices	25

20	Announcements	25

21	Assignment	26

22	Rights of third parties	26

23	Variation	26

24	Waiver	27

25	Costs	27

26	Severability	27

27	Further assurance	27

28	Entire agreement	27

29	Counterparts	28

30	Governing law and jurisdiction	28

i

The following schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided supplementally to the Commission upon request.

SCHEDULES

Schedule 1	The Sellers
Schedule 2 (Part 1)	The Company
Schedule 2 (Part 2)	The Subsidiaries
Schedule 3	Continuing Security Interests
Schedule 4	Warranties
Schedule 5	Short Particulars of the Properties
Schedule 6	Post Completion adjustments
Schedule 7	Business Names and Business Signs
Schedule 8	Tax Covenant
Schedule 9	Warranty limitation provisions
Schedule 10	Conduct between exchange and Completion

ii

This AGREEMENT is dated 10th May 2012

PARTIES

(1)	The persons whose names and addresses are set out in Schedule 1 (the Sellers), and

(2)	BHFS TWO LIMITED, a company registered in England (registered number 03943326) whose registered office is at 2 Crown Court, Rushden, Northamptonshire NN10 6BS (the Buyer).

AGREED TERMS

1	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires, the following words shall have the following meanings:

Accounting Date means 31 December 2011;

Accounting Standards means all statements of standard accounting practice, financial reporting standards and urgent issues task force abstracts issued by the Accounting Standards Board and mandatory for adoption at the Completion Date;

Accounts means the audited consolidated financial statements of the Company and the Subsidiaries for the accounting reference period which ended on the Accounting Date comprising the individual accounts of the Company and the Subsidiaries, and in the case of the Company the consolidated group accounts of the Company and the Subsidiaries (including in each case the balance sheet, profit and loss account, notes, the directors’ and auditors’ reports and cashflow statements), copies of which are contained in the Disclosure Bundle;

Actual Working Capital means the working capital attributable to the Group on a consolidated basis as at Completion as determined in accordance with Schedule 6 and set out in Part A of the Completion Statement;

agreed form means a document in a form approved by or on behalf of each party on or before the date of this Agreement,

Barchester Agreement means an agreement between Barchester Healthcare Homes Limited and Casterbridge Nurseries Limited extending the Service Level Agreement relating to funding for the Apprenticeship Programme (a copy of which is included in the Disclosure Bundle) in the agreed form;

Business Day means any day which is not a Saturday, a Sunday or a bank or public holiday in England and Wales or Jersey;

Business means the business of the Group;

Business Names means the names referred to in Schedule 7;

Business Signs means any trade mark or service mark, trade name or Business Names, domain name, logo, trading style or other sign used in or which has been registered or acquired for the purposes of the Business (including but not limited to those Business Signs referred to in Schedule 7);

Buyer’s Group means the Buyer, any holding company of the Buyer and any subsidiary or subsidiary undertaking of the Buyer or such holding company (including, following Completion, the Group) from time to time, and references to Buyer’s Group Company and to any member of the Buyer’s Group shall be construed accordingly;

Buyer’s Solicitors means Ansons Solicitors of Commerce House, Ridings Park, Eastern Way, Cannock, Staffordshire WS11 7FJ;

Cash and Debt Free Price means £72,797,475 (seventy two million seven hundred and ninety seven thousand four hundred and seventy five pounds);

Cash at Completion means the aggregate amount of cash of the Group on a consolidated basis as at Completion as determined in accordance with Schedule 6 and set out in Part C of the Completion Statement (and for the avoidance of doubt any items treated as an asset in Actual Working Capital or taken into account in arriving at Debt at Completion shall not constitute Cash at Completion);

Chigwell Claim means any and all claims by the Buyer pursuant to clause 10.1, or in respect of a breach of any of the Warranties (including paragraph 14 (Environment and health and safety) of Part 2 of Schedule 4) in any way arising out of, or connected with, or touching or concerning the Chigwell Proceedings;

Chigwell Escrow Account means the interest bearing deposit account to be operated in accordance with clause 13.2 and the Escrow Accounts Instruction Letter in the joint names of the Sellers’ Solicitors and the Buyer’s Solicitors al National Westminster Bank plc;

Chigwell Proceedings means the Chigwell H&S Claim and Other Chigwell Claim as defined in clause 10.1;

Chigwell Release Date means the later of (i) the date which falls six months after the conclusion of the Chigwell H&S Claim or (ii) the date of the conclusion of any Other Chigwell Claim;

Chigwell Retention Amount means the sum of £2.000,000 (two million pounds) to be paid into the Chigwell Escrow Account pursuant to clause 8.4.3(d) and clause 13.2 or such principal sums as shall remain in the Chigwell Escrow Account from time to time:

Claim has the meaning given in paragraph 1 of Schedule 9 (Warranty limitation provisions);

Claims Escrow Account means the interest bearing deposit account to be operated in accordance with clause 12.2 and the Escrow Accounts Instruction Letter in the joint names of the Sellers’ Solicitors and the Buyer’s Solicitors at National Westminster Bank plc;

Claims Release Date has the meaning given in clause 12.6,

Claims Retention Amount means the sum of £3.000.000 (three million pounds) to be paid into the Claims Escrow Account pursuant to clause 8.4.3(c) and clause 12.2, or such principal sum as shall remain in the Claims Escrow Account from time to time;

Closing Equity Amount means the Initial Consideration less the Retention Amount and the Claims Retention Amount and the Chigwell Retention Amount;

Company means Huntyard Limited, a company registered in Jersey (registered number 85120) whose registered office is at Queensway House, Hilgrove Street, St Helier JE1 1ES, Channel Islands, further details of which are set out in Part 1 of Schedule 2;

Completion Date has the meaning given in clause 8.2;

Completion means completion of the sale and purchase of the Sale Shares in accordance with clause 8;

Completion Statement means the completion statement set out in Part 4 of Schedule 6 prepared in accordance with that Schedule;

Compromise Agreement means a compromise agreement in the agreed form between the Group and Paul Brosnan;

Conditions means the conditions set out in clause 2;

Confidential Information means all information (whether oral or recorded in any medium) relating to the business, financial or other affairs (including future plans) of the Group, which is treated by the Company (or, as the case may be, by any of the Sellers) as confidential, or is marked or is by its nature confidential, together with the contents of this Agreement (including all Schedules and annexures) and of the other Transaction Documents (including all Schedules and annexures);

Consultancy Agreement means a consultancy agreement in the agreed form between the Buyer (or its nominee) end Paul Brosnan;

Continuing Security interests means the Security Interests listed in Schedule 3 which are to remain in force after Completion;

CTA means the Corporation Tax Act 2010;

Debt at Completion means the aggregate of all borrowings and other indebtedness owed by the Group on a consolidated basis as at Completion as determined in accordance with Schedule 6 and set out in Part B of the Completion Statement (and for the avoidance of doubt, any item treated as a liability in Actual Working Capital or taken into account in arriving at Cash at Completion shall not constitute Debt at Completion and any amounts paid or settled by the Buyer pursuant to clauses 8.4.3(e) and 8.4.3(f) shall be taken into account in arriving at Debt at Completion);

Deferred Scheme means the Huntyard Limited Deferred Share Scheme adopted by the Company on 16 May 2007;

Disclosed means disclosed by the Disclosure Letter in sufficient detail to enable the Buyer to make a reasonably informed decision about the nature and effect of the matter or other information in question:

Disclosure Letter means the letter from the Warrantors to the Buyer with the same date as this Agreement and described as the disclosure letter including the bundle of documents attached to it (Disclosure Bundle);

Due Amount means the amount (if any) due to the Buyer on a Claim being settled as set out in clause 12.12;

Escrow Accounts Instruction Letter means the agreed farm letter from the Sellers and the Buyer to the Sellers Solicitors and the Buyers Solicitors relating to the operation of the Claims Escrow Account, the Retention Escrow Account and the Chigwell Escrow Account;

Escrow Instructions means joint written instructions to the Sellers’ Solicitors and the Buyers Solicitors,

Final Consideration has the meaning given in clause 5.1;

Government Entity means any supra-national, national, state, municipal of local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority, including the European Commission;

Group means the Company and its Subsidiaries for the time being, the expression member of the Group or Group Company meaning any one of them;

HPARC means H M Revenue & Customs;

Initial Consideration means £30,423,740 (thirty million four hundred and twenty three thousand seven hundred and forty pounds);

Interest Rate means 2% above the base rate of Lloyds TSB Bank plc from time to time;

Management Accounts means the unaudited balance sheet of the Group as at the Management Accounts Date, and the unaudited profit and loss account of Group for the period from 1 January 2012 to the Management Accounts Date, as included in the Disclosure Bundle;

Management Accounts Date means 31 March 2012;

Minority Share Sale Agreement means an agreement in the agreed form for the purchase by the Buyer of the Partly Paid Shares;

Partly Paid Shares means the 252,500 redeemable shares of 1 penny each in the Company issued pursuant to the Deferred Scheme;

Pension Scheme means the group personal pension plan known 25 the Standard Life Group Flexible Retirement Plan whose key features are included in the Disclosure Bundle;

Pounds and £ means the lawful currency of the UK;

Properties means the properties referred to in Schedule 5;

Related Person means, in relation to any particular person, any person connected with, or controlled by or controlling, such particular person, all of them and each of them as the context admits or requires; and Related Persons shall be construed accordingly;

Retention Amount means the sum of £500,000 (five hundred thousand pounds) to be paid into the Retention Escrow Account pursuant to clause 8.4.3(b) and clause 7, of such principal sum as shall remain in the Retention Escrow Account from time to time;

Retention Escrow Account means the interest bearing deposit account to be operated in accordance with clause 7 and the Escrow Accounts Instruction Letter in the joint names of the Sellers’ Solicitors and the Buyer’s Solicitors at National Westminster Bank plc;

Sale Shares means the issued shares in the capital of the Company (including the Treasury Share) as set out in Schedule 1 and which, on Completion, together with the Partly Paid Shares constitute the entire issued and to be issued share capital of the Company;

Scheme Loan means any loan entered into between the Company and a Treasury Share Seller for the purpose of enabling the Treasury Share Seller to finance the Treasury Share Purchase Price;

Security Interest means any encumbrance, mortgage, charge, assignment for the purpose of security, option, pledge, lien, right of set-off, retention of title or hypothecation of adverse right or interest for the purpose, or which has the effect, of granting security interests of any kind whatsoever and any agreement, whether conditional of otherwise, to create any of the foregoing;

Sellers’ Representative means Matthew Moore (one of the Sellers) or such other person appointed from time to time by notice served on the Buyer and signed by a majority in number of the Sellers;

Sellers’ Solicitor’s Account means the Sellers’ Solicitor’s client account, number                     , with National Westminster Bank plc, Portsmouth (sort code                     );

Sellers’ Solicitors means Blake Lapthorn of New Kings Court, Tollgate, Chandler’s Ford. Hampshire SO53 3LG;

Shareholder Loan Agreements means:

(a)	an agreement dated 25 November 2009 and made between Roundwood (Finance) Limited (company number 5699641) and Casterbridge Care and Education Group Limited (company number 5290158);

(b)	the £1,500,000 15% Loan Stock 2013 issued by Casterbridge Care and Education Group Limit to Lydian Capital Partners LP in May 2012,

pursuant to which two of the Shareholder Loans were advanced, copies of which are contained in the Disclosure Bundle;

Shareholder Loans means the amounts due:

(a)	under and on the terms of the Shareholder Loan Agreements; and

(b)	to Kedleston Holdings Limited, a company incorporated in Jersey with registration number 95308 (or a company within its group),

together with accrued interest (including any arrears) due thereon up to the Completion Date as set out in clause 8.4.3(e);

Subsidiaries means the Group Companies set out in Part 2 of Schedule 2;

Tax Covenant means the tax covenant as set out in Schedule 8;

Transaction Documents means this Agreement (including the Schedules and any annexures) and any other agreements or documents entered into or delivered pursuant to this Agreement (or any of them) including the agreed form documents;

Treasury Shares means the 165,000 redeemable shares in the Company held in Treasury but due to be transferred to the Treasury Share Sellers immediately prior to Completion and included in the Sale Shares;

Treasury Share Sellers means Paul Brosnan (as to 140,000 of the Treasury Shares) and Matthew Moore (as to 25,000 of the Treasury Shares);

Treasury Share Purchase Price means £1.30 per Treasury Share;

Treasury Tax Liabilities means any liability including income tax due under PAYE or any other equivalent withholding system together with any employees national insurance or similar social security contributions for which any Group Company has to account to HMRC (other than employer’s national insurance contributions) as a result of or in connection with the sale of the Treasury Shares to the Treasury Share Sellers and set out opposite the names of the Treasury Share Sellers in column 10 of Schedule 1 and adjusted to reflect the amount of the fees and other expenses as advised by the Sellers pursuant to in clause 5.2;

UK means the United Kingdom;

VAT means value added tax;

Warranties means the warranties and undertakings contained or referred to in clause 9 and set out in Schedule 4 (and Warranty shall be construed accordingly); and

Warrantors means Lydian Capital Partners LP, Paul Brosnan and Matthew Moore.

1.2	In this Agreement, except where the context otherwise requires:

1.2.1	any reference to a clause, sub-clause or Schedule is to a clause, sub-clause or schedule of or to this Agreement, references to paragraphs are to paragraphs of the Schedules and references to Parts are to parts thereof;

1.2.2	headings and the table of contents are included for convenience only and do not affect the interpretation of this Agreement;

1.2.3	use of the singular includes the plural and vice versa;

1.2.4	use of any gender includes the other genders;

1.2.5	any reference to a person includes natural persons, firms, partnerships, companies, corporations, associations, organisations, governments, states, foundations or trusts;

1.2.6	a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 1122 of the CTA and connected persons shall be construed accordingly;

1.2.7	section 1124 of the CTA applies to determine whether a person controls or is controlled by another person for the purposes of this Agreement;

1.2.8	all references to a statutory provision shall be construed as including references to:

(a)	any statutory modification, consolidation or re-enactment (whether before or after the date of this Agreement) for the time being in force;

(b)	all statutory instruments or orders made pursuant to a statutory provision; and

(c)	any statutory provisions of which it is a consolidation, re-enactment or modification,

save to the extent that such modification, consolidation or re-enactment imposes any new or extended liability or restriction on a party to this Agreement after the dale of this Agreement;

1.2.9	a reference to any English or Jersey legal term for any action, remedy, method or form of judicial proceeding, legal document, legal status, court, official or any other legal concept or thing shall, in respect of any jurisdiction outside England or Jersey relevant to the transactions contemplated by this Agreement or the terms of this Agreement, be deemed to include a reference Ito the corresponding or most similar legal term in that jurisdiction;

1.2.10	a reference to any English or Jersey statute or statutory provision shall, in respect of any jurisdiction outside England or Jersey relevant to the transactions contemplated by this Agreement or the terms of this Agreement, be deemed to include a reference to the equivalent or most analogous laws or rules in that jurisdiction; and

1.2.11	any phrase introduced by the terms including, include, in particular or any similar expression is illustrative only and does not limit the sense of the words preceding those terms.

1.3	Subject to clause 1.4, in this Agreement, unless expressly stated otherwise all warranties, covenants, agreements and obligations entered into by the Sellers are given or entered into by each Seller individually in respect of such Seller alone and not jointly by all the Sellers.

1.4	In this Agreement, unless expressly stated otherwise all obligations and liabilities of the Warrantors are joint and several.

2	CONDITIONS

2.1	Completion of this Agreement is subject to:

2.1.1	Bright Horizons Family Solutions LLC (Bright Horizons) having obtained the proceeds of additional term loans issued under its existing senior secured credit agreement in an aggregate principal amount sufficient to enable it to pay the Cash and Debt Free Price on terms and conditions no less favorable to Bright Horizons than the current terms and conditions of the outstanding term loans under such existing senior secured credit agreement, as determined by the Buyer Group (the Financing); and

2.1.2	there not having occurred any material adverse change in the business, operations, assets, position (financial, trading or otherwise), profits or prospects of the Group, taken as a whole or any event or circumstance that would be likely to result in such a Material adverse change including in any such case, any event, circumstance or change resulting from matters disclosed after the date of this Agreement.

2.2	If the Condition in clause 2.1.1 is not satisfied by 6.00pm London time on 31 May 2012 (or at such later time and date as may be agreed in writing by the Sellers and the Buyer), or the Condition in clause 2.1.2 is breached on or before that date and time and is not waived by the Buyer, this Agreement shall cease to have effect immediately after that date and time except for:

2.2.1	the provisions set out in clause 2.3; and

2.2.2	any rights or liabilities that have accrued under this Agreement.

2.3	The following provisions shall continue to have effect, notwithstanding failure to waive or satisfy the Conditions:

2.3.1	clause 1 (Definitions and interpretation);

2.3.2	clause 2.2 and this clause 2.3;

2.3.3	clause 18 (Confidentiality):

2.3.4	clause 19 (Notices)

2.3.5	clause 20 (Announcements)

2.3.6	clause 21.1 (Assignment, etc)

2.3.7	clause 23 (Variation)

2.3.8	clause 24 (Waiver)

2.3.9	clause 25 (Costs)

2.3.10	clause 28 (Entire agreement); and

2.3.11	clause 30 (Governing law, etc).

2.4	The Buyer undertakes to the Sellers that it shall cause Bright Horizons to use its commercially reasonable efforts to obtain the Financing; provided, however, that Bright Horizons shall not be required to make any economic or other concessions to obtain the Financing, including without limitation (i) any payment of amendment, consent or other fees to the existing lenders under Bright Horizons’ existing senior secured credit agreement in connection with any amendment thereto in connection with the Financing or (ii) any payment of upfront fees, original issue discount or any other fees or discount to the lenders providing the Financing.

2.5	The Buyer and the Sellers shall co-operate fully in all actions necessary to procure the satisfaction of the Conditions including, but not limited to, the provision by all parties of all information requested by the Buyer for the purpose of the Financing.

2.6	If at any time before or on Completion the Warrantors or any of them become aware of any fact, matter or circumstance that might reasonably be expected to prevent the Condition in clause 2.1.2 being satisfied, they shall immediately:

2.5.1	notify the Buyer in sufficient detail (based on the facts, matters and circumstances of which they are then aware) to enable the Buyer to make a reasonably informed assessment of the situation; and

2.6.2	to the extent that such notified fact or circumstance is reasonably capable of remedy or of being prevented, if requested by the Buyer, use their best endeavours to procure that such fact, matter or circumstance is remedied or prevented.

2.7	The Buyer may by written notice to the Sellers waive the Condition in clause 2.1.2 notwithstanding any fact, matter or circumstance notified by the Warrantors pursuant to clause 2.6 (Notified Event) and elect to proceed to Completion, provided that if the Buyer elects to proceed to Completion then it shall be deemed with effect from Completion to have waived, released and discharged any right or remedy in respect of each and every Notified Event and each and every breach or non-fulfillment of the Condition in clause 2.1.2 arising out of a Notified Event (to the extent that such Notified Event arose after the date of this Agreement).

3	AGREEMENT FOR SALE AND PURCHASE OF THE SALE SHARES

3.1	Subject to the terms of this Agreement, including the Conditions, each of the Sellers shall with effect from Completion sell those of the Sale Shares specified opposite its name in Schedule 1 and the Buyer shall purchase the Sale Shares.

3.2	Each Seller agrees to sell to the Buyer, free from all Security Interests and subject thereto with full title guarantee, the Sale Shares specified opposite its name in Schedule 1.

3.3	Title to and beneficial ownership of the Sale Shares shall pass to the Buyer on Completion and the Sale Shares shall be sold and purchased together with all rights and benefits attaching to them at the Completion Date (including the right to receive all dividends, distributions or returns of capital declared, made or paid by the Company on or after the Completion Date).

3.4	Each Seller waives and agrees to procure the waiver of any pre-emption rights and any other restrictions on transfer which may exist in relation to any of the Sale Shares (including in relation to the transfer by the Company of the Treasury Shares to the Treasury Share Sellers immediately prior to Completion and the transfer of the Partly Paid Shares pursuant to the Minority Share Sale Agreement) held by it whether conferred by the memorandum and articles of association of the Company or otherwise.

3.5	The parties shall not be obliged to complete the sale and purchase of any of the Sale Shares unless the purchase of all the Sale Shares is completed simultaneously.

4	LIMITATIONS ON CLAIMS UNDER THIS AGREEMENT

4.1	The aggregate liability, inclusive of interest and costs) of each Seller in respect of all claims arising under Part 1 of Schedule 4 shall not exceed the amount of the Final Consideration received by each such Seller. The aggregate liability of the Sellers in relation to the Chigwell Claim or any Claims shall be as set out in clauses 12.1 and 13.1 and Schedule 8 and Schedule 9.

4.2	Clause 4.1 shall not apply to limit the liability of any Seller to the extent that a claim arises under or pursuant to this Agreement by reason, wholly or mainly, of fraud or dishonesty on the part of that Seller.’

6	PRICE

5.1	The price for the Sale Shares (Final Consideration) shall be the amount which results from taking the Cash and Debt Free Price and:

5.1.1	subtracting the Debt at Completion;

5.1.2	adding the Cash at Completion; and

5.1.3	adding the amount of the Actual Working Capital if it is a positive amount or deducting the amount of the Actual Working Capital if it is a negative amount.

5.2	The Closing Equity Amount shall be paid as set out in clause 8.4.3(a) and shall be apportioned amongst the Sellers as set out in column 7 of Schedule 1, from which shall be deducted, by way of reimbursement of certain professional fees and other expenses incurred in connection with this Agreement, the amount advised by or on behalf of the Sellers after the date of this Agreement and to be set out opposite the respective Sellers’ names in column 8 of Schedule 1.

5.3	When the Completion Statement has been finally agreed or determined in accordance with Schedule 6:

5.3.1	if the Final Consideration is exactly equal to the Initial Consideration the Retention Amount shall be released to the Sellers in the same proportions as their entitlement to the Initial Consideration as set out opposite their names in column 3 of Schedule 1;

5.3.2	if the Final Consideration is more than the Initial Consideration:

(a)	the Buyer shall pay an amount equal to the difference to the Sellers; and

(b)	the Retention Amount shall be released to the Sellers in the same proportions as their entitlement to the Initial Consideration as set out opposite their names in column 3 of Schedule 1; but

5.3.3	if the Final Consideration is less than the Initial Consideration, the Sellers shall pay an amount equal to the difference to the Buyer.

5.4	Any payment to the Buyer pursuant to clause 5.3.3 shall be satisfied first from the Retention Escrow Account, to the extent that it is sufficient to make such payment, pursuant to clause 7.5 or (if the Retention Amount Is insufficient) at the option of the Buyer, from the Claims Escrow Account; for the avoidance of doubt, any amount payable by the Sellers pursuant to clause 5.3.3 shall not be limited to the Retention Amount and/or the Claims Retention Amount.

5.5	if the Buyer is liable to pay any amount to the Sellers under clause 5.3.2, that amount shall be apportioned between the Sellers in the same proportions as their entitlement to the Initial Consideration as set out opposite their names in column 3 of Schedule 1 and shall be paid in the same manner as the Closing Equity Amount as set out in clause 8.4.3(a).

5.6	If the Sellers are liable to pay any amount to the Buyer under clause 5.3.3, that amount shall be borne by each of them in the same proportions as their entitlement to the Initial Consideration as set out opposite their names in column 3 of Schedule 1 and each Seller shall pay the proportion to be borne by him (to the extent not satisfied from the Retention Escrow Account pursuant to clause 7.5 or the Claims Escrow Account pursuant to clause 12.7) to the Buyer’s Solicitors, who are authorised to receive the amount on behalf of the Buyer and whose receipt will be a complete and irrevocable discharge to each such Seller.

5.7	Any payment due under clause 5.3 shall be made within five Business Days of agreement or determination of the Completion Statement. If any party defaults in the payment when due of any sum payable under clause 5.3, the liability of the party in default shall be increased to include interest on that sum from the date when such payment was due until the date of actual payment (both dates inclusive) at the Interest Rate, interest shall accrue from day to day and be compounded annually.

6	TREASURY SHARES

5.1	Any amount of the Closing Equity Amount payable to a Treasury Share Seller under clause 5.2 shall be paid to such Treasury Share Seller subject to the following deductions (in accordance with the instructions given at clause 6 3):

6.1.1	an amount equal to the balance (including any unpaid interest) of any Scheme Loan due from him and which is outstanding at Completion, which will instead be paid to the Company by the Buyer to reimburse such Scheme Loan; and

6.1.2	an amount equal to any Treasury Tax Liability, which will instead be paid to the Company by the Buyer.

6.2	To the extent that the amount deducted from the Closing Equity Amount payable to a Treasury Share Seller in respect of a Treasury Tax Liability under clause 6.1.2 is less than the actual Treasury Tax Liability for which any Group Company has to account to HMRC, then Such Treasury Share Seller covenants to make, on written request by the Company or the Buyer and without any set-off or deduction, immediate payment to the Buyer of an amount equal to the shortfall.

6.3	Each of the Treasury Share Sellers irrevocably authorises the Buyer to pay, out of the Closing Equity Amount otherwise receivable by him on Completion

6.3.1	to the Company, the balance (including accrued but unpaid interest) of any Scheme Loan due from him and which is outstanding at Completion; and

6.3.2	to the Company the amount of the Treasury Tax Liability.

7	RETENTION ESCROW ACCOUNT AND RETENTION AMOUNT

7.1	The Retention Escrow Account shall be operated and the Retention Amount and interest accruing on it (or any part of it) shall be applied in accordance with this clause 7. The Retention Amount and all other money standing to the credit of the Retention Escrow Account shall be held by the Sellers’ Solicitors and the Buyer’s Solicitors in trust for the Sellers and the Buyer in the amounts determined to be due to them in accordance with this clause 7.

7.2	Any bank or other charges arising on the Retention Escrow Account shall be for the account of and paid by the Sellers or, as the case may be, the Buyer in the proportion to which they are respectively entitled to the Retention Amount.

7.3	Interest shall accrue on the Retention Amount in the Retention Escrow Account at the rate then prevailing on such account in accordance with the relevant bank’s usual policy and its terms and conditions relating to the Retention Escrow Account. Such interest shall follow the Retention Amount and shall be paid to the Sellers or, as the case may be, the Buyer at the same time as payment of the Retention Amount.

7.4	The Sellers’ Representative and the Buyer shall, as and when necessary after Completion, promptly give or join in giving all such instructions as are necessary to procure the operation of the Retention Escrow Account and the application of the Retention Amount and all other moneys standing to the credit of the Retention Escrow Account (including interest thereon) in order to procure compliance with the provisions of this clause 7 and otherwise to direct payment to the Sellers and/or, as the case may be, the Buyer.

7.5	The Retention Amount shall be held in the Retention Escrow Account pending final agreement or determination of the Completion Statement in accordance with Schedule 6, and:

7.5.1	as soon as the Completion Statement has been finally agreed or determined in accordance with Schedule 6, the Sellers’ Representative and the Buyer shall issue Escrow Instructions setting out the amount due to the Buyer or, as the case may be, each of the Sellers pursuant to clause 5.3;

7.5.2	the Sellers’ Solicitors and the Buyer’s Solicitors (as the Sellers and the Buyer shall respectively procure) shall promptly after receipt of the Escrow Instructions pay out of the Retention Escrow Account the appropriate amount due to the Buyer and/or as the case may be, each of the Sellers (in so far as there are sufficient sums standing to the credit of the Retention Escrow Account after adding accrued interest and deducting bank and other charges);

7.5.3	payment by the Sellers’ Solicitors and the Buyer’s Solicitors pursuant to clause 7.5.2 shall, to the extent of the amount paid, be an effective discharge of the amount due from each of the Sellers to the Buyer pursuant to clause 5.3 but shall be without prejudice to clauses 5.5 and 5.6;

7.5.4	any amount due to the Buyer pursuant to this clause 7.5 shall be paid by way of electronic transfer to such account as shall be notified in writing to the Sellers’ Solicitors and the Buyer’s Solicitors, and the Buyer’s Solicitors are authorised to receive the amount on behalf of the Buyer and whose receipt will be a complete and irrevocable discharge to the Sellers and the Sellers’ Solicitors;

7.5.5	subject to clause 7.5.6, any amount due to the Sellers pursuant to this clause 7.5 shall be paid in the same manner as the Closing Equity Amount as set out in clause 8.4.3(a); and

7.5.6	the Sellers hereby authorise the Sellers’ Solicitors to deduct from the amounts due to them in the same proportions as their entitlement to the Closing Equity Amount (to the extent that there are sufficient funds released from the Retention Escrow Account payable to the Sellers) any amount due to the Independent Accountant pursuant to paragraph 7 of Part 3 of Schedule 6 and pay such amount to the Independent Accountant.

8	COMPLETION

8.1	Completion will take place at the offices of the Sellers’ Solicitors on the Completion Date.

8.2	Completion Date means:

8.2.1	the second Business Day after the Condition in clause 2.1.1 is satisfied, provided that the Condition in clause 2.12 has not been breached or has been waived; or

8.2.2	any other date agreed in writing by or on behalf of the Sellers and the Buyer; or

8.2.3	if Completion is deferred in accordance with clause 8.6, the date to which it is deferred.

8.3	The Warrantors undertake to the Buyer that the Business shall be conducted in the manner provided in Schedule 10 from the date of this Agreement until Completion and give the Buyer the undertakings set out in that Schedule.

8.4	On Completion:

8.4.1	the Sellers shall deliver to the Buyer:

(a)	duly completed transfers of the Sale Shares (to the extent not delivered to the Buyer pursuant to the Minority Share Sale Agreement) executed by the registered holders thereof in favour of the Buyer (or as the Buyer directs) together with the relevant share certificates in the name or names of such registered holders or an indemnity in the agreed form for any lost certificates;

(b)	certificates in respect of any issued shares in the capital of each of the Subsidiaries;

(c)	the statutory books, certificate of incorporation, certificate(s) of incorporation on change of name, common seals and any unused share certificates for each Group Company;

(d)	the written resignations of:

(i)	each director; and

(ii)	each secretary.

from their respective offices with each Group Company in the agreed form;

(e)	the written resignations of the existing auditors of each Group Company in the agreed form;

(f)	the duly completed and signed Escrow Accounts Instruction Letter;

(g)	the duly completed Compromise Agreement and the duly completed Consultancy Agreement,

(h)	the duly completed Barchester Agreement;

(i)	the duly completed Minority Share Sale Agreement,

(j)	the title deeds relating to the Properties set out in the Schedule of Deeds attached to the Disclosure Letter;’

(k)	confirmation that the Company will continue to be provided with company, administration or fiduciary services, as defined in Article 2(3) and (4) of the Financial Services (Jersey) Law 1998 (as amended) by a person registered under that law after Completion;

(l)	subject to the Buyer making payment in accordance with the provisions of clause 8.4.3(e) confirmation from Roundwood (Finance) Limited, Lydian Capital Partners LP and Kedleston Holdings Limited of satisfaction of all amounts due to them by the Company and the Subsidiaries;

(m)	subject to the Buyer making payment in accordance with the provisions of clause 8.4.3(f), the originals of all charges, mortgages, debentures and guarantees to which any Group Company is a party (other than the Continuing Security Interests) together with duly sealed discharges or releases and (where applicable) appropriate forms MG02 duly completed and sworn and forms DS1 duly completed and executed in respect of the same; and

(n)	an undertaking from the Sellers’ Solicitors to pay promptly after receipt into the Sellers’ Solicitor’s Account of the Closing Equity Amount (and of the relevant invoices in respect thereof) the amount of the fees and other expenses as advised by the Sellers pursuant to clause 5.2 and included in column 8 of Schedule 1,

8.4.2	board meetings of each relevant Group Company will be held at which (as appropriate):

(a)	the transfers referred to in clause 8.4.1(a) are each approved (subject to being duly stamped where necessary) and share certificates are issued to the Buyer in respect of the shares transferred to it;

(b)	the purchase by the Buyer of the Partly Paid Shares shall be approved at a price of 1 penny per Partly Paid Share pursuant to the Minority Share Sale Agreement;

(c)	the resignations of directors, secretary and auditors referred to in clauses 8.4.1(d) and 8.4.1(e) are accepted with effect from the end of the relevant board meeting;

(d)	such persons as the Buyer shall nominate shall be appointed as directors, secretary and auditors with effect from the end of the relevant board meeting; and

(e)	the registered office of each Group Company is changed as the Buyer shall direct;

8.4.3	the Buyer shall:

(a)	pay the Closing Equity Amount by way of electronic transfer to the Sellers Solicitor’s Account and the Sellers each irrevocably confirm that the Sellers’ Solicitors are authorised to receive the Closing Equity Amount on behalf of the Sellers and receipt thereof by the Sellers’ Solicitors shall be an irrevocable discharge to the Buyer and the Buyer shall not be concerned to see to the distribution of those monies or be answerable for their loss or misapplication;

(b)	pay the Retention Amount, at the direction of the Sellers and the Buyer, by way of electronic transfer to the Retention Escrow Account;

(c)	pay the Claims Retention Amount, at the direction of the Sellers and the Buyer, by way of electronic transfer to the Claims Escrow Account;

(d)	pay the Chigwell Retention Amount, at the direction of the Sellers and the Buyer, by way of electronic transfer to the Chigwell Escrow Account;

(e)	repay, on behalf of the Company, the Shareholder Loans and interest thereon in the sum of £5,975,000 and £362,000 respectively or such other amounts as may be agreed by or on behalf of the Buyer and the Sellers; and

(f)	repay, on behalf of the Company, the sum of £32,876,000 (or such other amounts as may be agreed by or on behalf of the Buyer and the Sellers) to Bank of Scotland Plc (formerly The Governor and Company of The Bank of Scotland) being the amount due (including interest) thereto as at the Completion Date and secured by all Encumbrances in its favour remaining unsatisfied as at the Completion Date;

8.4.4	the Company shall pay to the holders of the Partly Paid Shares a total sum of £2,525, pro rata their respective holdings of Partly Paid Shares, in full satisfaction of the purchase price for the Partly Paid Shares pursuant to the Minority Share Sale Agreement.

8.5	The Sellers each acknowledge and undertake that, immediately following Completion until such time as the transfer of its holding of the Sale Shares has been registered in the register of members of the Company, it will hold its holding of the Sale Shares and all dividends and distributions received thereafter as nominee for the Buyer and exercise all voting rights available in respect of its holding of the Sale Shares in accordance with the directions of the Buyer. If any of the Sellers are in breach of the undertakings contained in this clause, such Seller irrevocably authorises the Buyer to appoint some person or persons to execute all instruments or proxies (including consents to short notice) or other documents which the Buyer may reasonably require and which may be necessary to enable the Buyer to attend and vote at general meetings of the Company and to do all things necessary to give effect to the rights contained in this clause.

8.6	If the Sellers do not comply with clauses 8.4.1 and 8.4.2 in any material respect, the Buyer may, without prejudice to any other rights it has:

8.6.1	proceed to Completion; or

8.6.2	defer Completion to a date no more than 28 days after the date on which Completion would otherwise have taken place; or

8.6.3	rescind this Agreement.

8.7	The Buyer may (unless the Buyer and the Sellers agree otherwise) defer Completion under clause 8.8 only once, but otherwise this clause 8 applies to a Completion deferred under that clause as it applies to a Completion that has not been deferred.

8.8	The Buyer may, in its absolute discretion, waive any requirement contained in clauses 8.4.1 and 8.4.2.

9	WARRANTIES

9.1	Each Seller severally warrants (on its own behalf only) to the Buyer in the terms of Part 1 of Schedule 4 (Warranties given by all Sellers) at the date of this Agreement.

9.2	The Warrantors also warrant to the Buyer in the terms of Part 2 of Schedule 4 (Warranties given only by Warrantors) at the date of this Agreement, provided that the Warrantors warrant:

9.2.1	solely in the terms of paragraph 14 (Environment and health and safety) of Part 2 of Schedule 4 as regards matters referred to in paragraph 14.1 of that Part of that Schedule;

9.2.2	solely in the terms of paragraph 17 (Property) of Part 2 of Schedule 4 as regards the Properties and Previously-owned Land and Buildings (as defined in paragraph 17.1 of that Part of that Schedule).

9.3	The Warrantors also warrant to the Buyer that, from and including the date of this Agreement up to and including Completion, and save for Notified Events within the meaning of clause 2.7, there has not occurred any material adverse change in the business, operations, assets, position (financial, trading or otherwise) or profits or prospects of the Group, taken as a whole or any event or circumstance that would be likely to result in such a material adverse change.

9.4	The Warranties are deemed to be repeated on each day up to and including the Completion Date and any reference made to the date of this Agreement (whether express or implied) in relation to any Warranty shall be construed, in relation to any such repetition, as a reference to each such day.

9.5	The Warrantors shall ensure that the Company and each of the Subsidiaries do not do or omit to do anything which would, at any time before or at Completion, be materially inconsistent with any of the Warranties, breach any Warranty or make any Warranty untrue or misleading.

9.6	All references in Schedule 4 to the Company shall be construed as references to each Group Company.

9.7	Each of the Warranties shall be construed as a separate and independent warranty and (except as provided in clause 9.2 and except where this Agreement provides otherwise) shall not be limited or restricted in its scope by reference to or inference from any other term of another Warranty or this Agreement.

9.8	Warranties qualified by the expression “so far as the Warrantors are aware” or any similar expression are deemed to be given to the best of the knowledge, information and belief of the Warrantors after they have made due and careful enquiries of:

9.8.1	Paul Brosnan and Matthew Moore; and

9.8.2	the Group’s HR Manager (in respect of the Employment Warranties at paragraph 16 of Part 2 of Schedule 4), the Estates Manager (in respect of the Property Warranties at paragraph 17 of Part 2 of Schedule 4 and the Environmental Warranties at paragraph 14 of Part 2 of Schedule 4) and the Operations Director.

and the knowledge, belief and awareness of he Warrantors shall be deemed to include the knowledge of each of them.

9.9	With the exception of the matters Disclosed, no information of which the Buyer and/or its agents and/or advisers has knowledge (actual, constructive or imputed) or which could have been discovered (whether by investigation made by the Buyer or made on its behalf) shall prejudice or prevent any claim for breach of any of the Warranties .or reduce any amount recoverable thereunder.

9.10	If at any time before or at Completion the Warrantors or any of them become aware that a Warranty has been breached, is untrue or is misleading, or that the Sellers have breached any other term of this Agreement that is material to the sale of the Sale Shares, or has a reasonable expectation that any of those things might occur:

9.10.1	they shall immediately notify the Buyer in sufficient detail (based on the facts, matters and circumstances of which they are then aware) to enable the Buyer to make a reasonably informed assessment of the situation; and

9.10.2	to the extent that the facts, matters or circumstances so notified by the Warrantors (Notified Breach) is reasonably capable of remedy or of being prevented, if requested by the Buyer, use their best endeavours to procure that the Notified Breach is remedied or prevented to the reasonable satisfaction of the Buyer within two Business Days (or such longer period as the parties may agree);

9.10.3	the Buyer may by written notice to the Sellers:

(a)	provided the Condition in clause 2.1.1 remains capable of being satisfied (or would be capable of being satisfied but for the Notified Breach) and the Buyer is not in breach of clause 2.4 or clause 14.1.1, rescind this Agreement without prejudice to any rights or liabilities that have accrued under this Agreement, in which event clause 2.3 and the provisions of this Agreement referred to in that clause shall continue to have effect notwithstanding such rescission; or

(b)	proceed to Completion, provided that if the Buyer elects to proceed to Completion then it shall be deemed with effect from Completion to have waived, released and discharged any right or remedy in respect of each and every Notified Breach (to the extent that such Notified Breach arose after the date of this Agreement).

9.11	The Sellers agree that, except in the case of fraud, any information supplied by the Company or any of the Subsidiaries or by or on behalf of any of the employees, directors, agents or officers of the Company and any of the Subsidiaries (Officers) to the Sellers or their advisers in connection with the Warranties, the Information disclosed in the Disclosure Letter or otherwise shall not constitute a warranty, representation or guarantee as to the accuracy of such information in favour of the Sellers, and the Sellers hereby undertake to the Buyer and to the Company, the Subsidiaries and each Officer that they waive any and all claims which they might otherwise have against any of them in respect of such claims, other than pursuant to any deed of contribution entered into between the Warrantors (or any of them) on or around the Completion Dale (as such deed may be varied in accordance with its terms).

9.12	The parties agree that any Claims under the Warranties or the Tax Covenant shall be limited in accordance with, and to the extent provided for in, clause 12.1, Schedule 8 (Tax Covenant) and Schedule 9 (Warranty limitation provisions).

10	CHIGWELL PROCEEDINGS

10.1	The Sellers shall indemnify the Buyer for any liability (to the extent not covered by insurance) for claims, fines, penalties or related costs in relation to the case commenced by Epping Forest District Council against members of the Group before the date of this Agreernent pursuant to sections 3 and 7 of the Health & Safety at Work Act 1974 (Chigwell H&S Claim) or any other litigation, claim, hearing, case, prosecution, enquiry, review, investigation or proceeding in connection with or arising from the death at Eton Manor Day Nursery (Other Chigwell Claim) which has commenced within six months of the conclusion of the trial or earlier resolution of the Chigwell H&S Claim.

10.2	The following provisions shall apply at all times while the Chigwell H&S Claim is proceeding or any Other Chigwell Claim is proceeding, threatened, anticipated or reasonably probable to arise:

10.2.1	Paul Brosnan, Anthony Hurran and Matthew Moore (together the Executives) and the Buyer shall co-operate and assist each other in good faith and to the fullest practicable extent in all matters pertaining thereto;

10.2.2	the Executives and the Buyer shall:

(a)	notify each other of any hearing, trial, or matter of whatsoever nature of which they become aware which may have .a material bearing on the relevant Chigwell Proceedings; and

(b)	consult together as often as may be reasonably necessary or desirable in relation thereto and give due consideration to each other’s views on all material aspects thereof;

(c)	the Buyer shall procure that Plexus Law or such other suitably qualified, experienced and reputable firm of solicitors as the Executives and the Buyer may agree (Plexus or such other firm being the Nominated Solicitors) are retained as solicitors to the Group to advise and represent the Group in respect of the relevant Chigwell Proceedings;

10.2.3	the Executives and the Buyer:

(a)	shall provide each other full access to the Nominated Solicitors, such counsel as may be instructed by the Nominated Solicitors from time to time (including attendance at conferences with counsel), other professional advisers, experts. and witnesses, and to all material instructions, correspondence, pleadings, witness statements, reports, photographs, court and other documents (and shall on request provide copies thereof), and all other information and records as may be relevant and within their respective power, possession or control (Relevant Papers);

(b)	shall afford to each other sufficient opportunity to consider, comment and take advice on, and make recommendations in respect of any Relevant Papers that are in any way material to the relevant Chigwell Proceedings before they are lodged or filed with, served on, or sent or disclosed to any court, authority or other party involved or interested in the Chigwell Proceedings;

(c)	shall not take any material step or action, or refrain from taking any material step or action, institute or refrain from instituting any proceedings, or admit, plead, dispute, resist, appeal, compromise, defend, or settle (or fail to do any of the foregoing) any allegation, proceeding, evidence, fact, matter or thing where to do so may be prejudicial to the outcome of the Chigwell Proceedings without first notifying the others with all practicable expedition so as to afford the others a reasonable opportunity to consider, comment and take advice on, and make recommendations in respect of action proposed to be taken or not taken.

10.2.4	The Executives and the Buyer shall bear their own costs of and incidental to the Chigwell Proceedings save as otherwise ordered by the court or save to the extent covered by any policy of insurance.

11	STATUS AND LIABILITY OF SELLERS WHO ARE NOT WARRANTORS

11.1	The Buyer and the Warrantors expressly acknowledge and agree that although each of the Sellers who is not a Warrantor will have provided the proportion of the Claims Escrow Amount and the Chigwell Escrow Amount respectively shown opposite its name in Schedule 1 and agree (as the Sellers who are not Warrantors hereby confirm) to be bound by the provisions of this clause 11, clause 12 and clause 13 in respect of any Claims or, as the case may be, any Chigwell Claims, none of them shall be deemed to be a Warrantor nor, notwithstanding any other provision of this Agreement, have or incur any further liability beyond their proportional contribution to the Claims Escrow Amount or, as the case may be, the Chigwell Escrow Amount in respect of any Claim (other than a Claim arising under Part 1 of Schedule 4) or Chigwell Claim.

12	CLAIMS ESCROW ACCOUNT AND CLAIMS RETENTION AMOUNT

12.1	The aggregate liability of the Sellers (or any of them) in respect of all Claims (including all legal, accounting, other professional and any other costs, fees, expenses and interest, whether suffered or incurred by the Buyer, any member of the Buyer’s Group or any Group Company in seeking to enforce their respective rights in respect of those Claims (other than a Claim arising under Part 1 of Schedule 4)) shall not exceed the amount for the time being standing to the credit of the Claims Escrow Account. The Buyer’s only recourse and remedy against the Sellers (or any of them) for or in respect of all and any Claims (other than pursuant to Part 1 of Schedule 4) shall be the amount for the time being standing to the credit of the Claims Escrow Account.

12.2	The Claims Escrow Account shall be operated and the Claims Retention Amount and interest accruing on it (or any part of it) shall be applied in accordance with this clause 12. The Claims Retention Amount and all other money standing to the credit of the Claims Escrow Account shall be held by the Sellers’ Solicitors and the Buyer’s Solicitors in trust for the Sellers and the Buyer in the amounts determined to be due to them in accordance with this clause 12.

12.3	Any bank or other charges arising on the Claims Escrow Account shall be for the account of and paid by the Sellers or, as the case may be, the Buyer in the proportion to which they are respectively entitled to the Claims Retention Amount.

12.4	Interest shall accrue on the Claims Retention Amount in the Claims Escrow Account at the rate then prevailing on such account in accordance with the relevant bank’s usual policy and its terms and conditions relating to the Claims Escrow Account. Such interest shall follow the Claims Retention Amount and shall be paid to the Sellers or, as the case may be, the Buyer at the same time as payment of the whole or any part of the Claims Retention Amount.

12.6

The Sellers and the Buyer shall, as and when necessary after Completion, promptly give or join in giving all such instructions as are necessary to procure the operation of the Claims Escrow Account and the application of the Claims Retention Amount and all other moneys standing to the credit of the Claims Escrow Account (including interest thereon) in order to procure compliance with the provisions of this clause 12 and otherwise to direct payment to the Sellers or, as the case may be, the Buyer.

12.6	Subject as otherwise provided by this clause 12, the amount (if any) standing to the credit of the Claims Escrow Account (including any accrued interest but less any applicable bank charges) shall, on the expiry of the period of 18 months from and including the Completion Date (Claims Release Date), be released to the Sellers. Any amounts due from the Claims Escrow Account to the Sellers shall be released to the Sellers’ Solicitors (who shall be responsible for ensuring that such sum is apportioned between the Sellers in the proportions set out opposite their names in column 5 of Schedule 1).

12.7	Any amount payable to the Buyer by the Sellers pursuant to clause 5.3.3 which is not satisfied from the Retention Escrow Account may, upon request of the Buyer, be paid from the Claims Retention Account and the parties shall issue appropriate Escrow Instructions.

12.8	If a Claim has been duly notified by the Buyer to the Warrantors in accordance with the provisions of this Agreement prior to the Claims Release Date, an amount equivalent to the value of the Claim as notified (verified in writing by a barrister of at least ten years standing with relevant experience as being a claim with reasonable prospects of being upheld by the English courts) shall not be released from the Claims Escrow Account otherwise than in accordance with the provisions of this clause 12.

12.9	If, prior to the Claims Release Date, a Claim is settled and there is a Due Amount, the Sellers and the Buyer shall, save to the extent that such Due Amount has been paid to the Buyer, as soon as practicable following such settlement, issue Escrow instructions to pay to the Buyer out of the Claims Escrow Account the lesser of so much of the Due Amount as remains unpaid and the amount standing to the credit of the Claims Escrow Account.

12.10	As soon as practicable following the settlement of any Claim duly notified in accordance with the provisions of this Agreement before, but which remains outstanding at the Claims Release Date, in respect of which there is a Due Amount, the Sellers and the Buyer shall, save to the extent that such Due Amount has been paid to the Buyer, issue Escrow Instructions to pay to the Buyer out of the Claims Escrow Account the lesser of so much of the Due Amount as remains unpaid and the amount standing to the credit of the Claims Escrow Account.

12.11	Following settlement of all Claims (if any) duly notified in accordance with the provisions of this Agreement before, but which remain outstanding at, the Claims Release Date and payment of all Due Amounts in respect thereof (if any) to the Buyer, the Sellers and the Buyer shall, as soon as practicable, issue Escrow Instructions to pay any balance standing to the credit of the Claims Escrow Account to the Sellers’ Solicitors (who shall be responsible for ensuring that such sum is apportioned between the Sellers in the proportions set out opposite their names in column 5 of Schedule 1).

12.12	A Claim shall be deemed settled for the purposes of this clause 12 if:

12.12.1	it is withdrawn by the Buyer or if legal proceedings in respect of that Claim have not been issued and served on the Warrantors within nine months of the Claim being notified; or

12.12.2	the Warrantors and the Buyer agree a Final settlement thereof in writing; or

12.12.3	the Claim has been determined by a court of competent jurisdiction from which there is no right of appeal, or from whose judgment the Buyer or the Warrantors (as the case may be) are debarred by passage of time or otherwise from making or continuing an appeal.

12.13	The provisions of this clause 12 are without prejudice to the provisions of paragraphs 4 to 8 of Schedule 8 (Tax Covenant) and Schedule 9 (Warranty limitation provisions).

13	CHIGWELL ESCROW ACCOUNT AND CHIGWELL RETENTION AMOUNT

13.1	The aggregate liability of the Sellers in respect of all Chigwell Claims (including all legal, accounting, other professional and any other costs, fees, expenses and interest, whether suffered or incurred by the Buyer, any member of the Buyer’s Group or any Group Company in seeking to enforce their respective rights in respect of those Chigwell Claims) shall not exceed the amount for the time being standing to the credit of the Chigwell Escrow Account. The Buyer’s only recourse and remedy against the Sellers (or any of them) for or in respect of all and any Chigwell Claims shall be the amount for the time being standing to the credit of the Chigwell Escrow Account.

13.2	The ChigwelL Escrow Account shall be operated and the Chigwell Retention Amount and interest accruing on it (or any part of it) shall be applied in accordance with this clause 13. The Chigwell Retention Amount and all other money standing to the credit of the Chigwell Escrow Account shall be held by the Sellers’ Solicitors and the Buyer’s Solicitors in trust for the Sellers and the Buyer in the amounts determined to be due to them in accordance with this clause 13.

13.3	Any bank or other charges arising on the Chigwell Escrow Account shall be for the account of and paid by the Sellers and/or, as the case may be, the Buyer in the proportion to which they are respectively entitled to the Chigwell Retention Amount.

13.4	Interest shall accrue on the Chigwell Retention Amount in the Chigwell Escrow Account at the rate then prevailing on such account in accordance with the relevant bank’s usual policy and its terms and conditions relating to the Chigwell Escrow Account. Such interest shall follow the Chigwell Retention Amount and shall be paid to the Sellers or, as the case may be, the Buyer at the same time as payment of the whole or any part of the Chigwell Retention Amount.

13.5	The Sellers and the Buyer shall, as and when necessary after Completion, promptly give or join in giving all such instructions as are necessary to procure the operation of the Chigwell Escrow Account and the application of the Chigwell Retention Amount and all other moneys standing to the credit of the Chigwell Escrow Account (including interest thereon) in order to procure compliance with the provisions of this clause 13 and otherwise to direct payment to the Sellers and/or, as the case may be, the Buyer.

13.6	Upon the Chigwell Release Date there shall be released to the Sellers Solicitors (who shall be responsible for ensuring that such amount is apportioned between the Sellers in the proportions set out opposite their names in column 6 of Schedule 1) an amount equal to the amount then standing to the credit of the Chigwell Escrow Account.

13.7	If prior to the Chigwell Release Date any amount becomes payable to the Buyers in respect of any Chigwell Claim, save to the extent that the Sellers have paid such amount already, the Sellers and the Buyer shall as soon as practicable issue Escrow Instructions to pay to the Buyer out of the Chigwell Escrow Amount the lesser of such amount payable that remains unpaid and the amount standing to the credit of the Chigwell Escrow Amount

14	BUYER’S WARRANTIES

14.1	The Buyer warrants to each Seller, as at the date hereof, that:

14.1.1	as regards the Financing:

(a)	the Financing will enable the Buyer, on or before Completion, to draw down sufficient funds to enable it to pay the Cash and Debt Free Price;

(b)	so far as the Buyer is aware, there are no facts or circumstances that could reasonably be expected to prevent Condition 2.1.1 from being satisfied on or before 6:00pm London time on 31 May 2012;

14.1.2	it is a limited company incorporated and validly existing under the laws of England and Wales;

14.1.3	it has full power and authority (without requiring the consent of any other person) and has taken all necessary corporate or other actions to enter into and exercise Its rights and perform its obligations under this Agreement and all other Transaction Documents to which it is a party;

14.1.4	this Agreement and all other Transaction Documents to which it is a party will (when executed) constitute lawful, valid and binding obligations of the Buyer in accordance with their respective terms;

14.1.5	neither the execution and delivery of, and the performance by the Buyer of its obligations under, and compliance with the provisions of this Agreement and all other Transaction Documents, nor the draw down in full of the Financing will result in:

(a)	any breach or violation by the Buyer of any provision of its articles of association;

(b)	any breach of, or constitute a default under, any instrument or agreement to which the Buyer is a party or by which the Buyer is bound; or

(c)	any breach of any law or regulation in any jurisdiction having the force of law or of any order, judgment or decree of any court or governmental agency by which the Buyer is bound in each case as at the date hereof;

14.1.6	no consent, authorisation, licence or approval of the Buyer’s shareholders or of any governmental, administrative, judicial or regulatory body, authority or organisation is required to authorise the execution, delivery, validity, enforceability or admissibility in evidence of this Agreement and all other Transaction Documents or the performance by the Buyer of its obligations under them; and

14.1.7	the Buyer is entering into this Agreement and all other Transaction Documents on its own behalf and not on behalf of any other person.

15	WAIVER OF CLAIMS

15.1	Each Seller confirms to the Buyer (for itself and as agent and trustee for any other Buyer’s Group Company), with effect from and as at Completion, that neither he nor any Related Person of his has any claim of any kind against any Group Company and that there are no agreements or arrangements outstanding under which any Group Company has or could have any debt or other obligation to him or any of his Related Persons, other than in respect of the following amounts (the Outstanding Amounts):

15.1.1	any remuneration and benefits properly accruing under and in accordance with his existing contract of employment or engagement with a Group Company, which shall be payable to him (or otherwise dealt with in accordance with such contract) in the ordinary and usual course following Completion; and

15.1.2	(in the case of any Seller being a director of any Group Company immediately prior to Completion) any director’s expenses reasonably incurred by him in the proper performance of his duties up to Completion, being no greater than £5,000 individually and which shall be reimbursed to him in the ordinary and usual course following Completion and subject to the Group’s normal policies and procedures.

16	POST COMPLETION RESTRICTIONS

16.1	Lydian Capital Partners LP covenants with the Buyer that it shall not at any time during the period of two years beginning with the Completion Date, within a radius of 10 miles of any of the Properties (Restricted Area) carry on or be employed, engaged or interested in any business in competition with any part of the Business as carried on at the Completion Date.

16.2	Each of the Sellers severally covenants with the Buyer that he shall not:

16.2.1	at any time during the period of two years beginning with the Completion Date, canvass, solicit or otherwise seek the custom of any person who is at the Completion Date, or who has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Company or any of the Subsidiaries in connection with any business in competition with any part of the Business as carried on at the Completion Date; or

16.2.2	at any time during the period of two years beginning with the Completion Date:

(a)	offer employment to, enter into a contract for the services of, or attempt to entice away from the Company or any of the Subsidiaries, any individual who is at the time of the offer or attempt, and was at the Completion Date, employed or directly or Indirectly engaged in an executive or managerial position with the Company or any of the Subsidiaries; or

(b)	procure or facilitate the making of any such offer or attempt by any other person; or

16.2.3	at any time after Completion, use in the course of any business:

(a)	the Business Names or the Business Signs; or

(b)	anything which is, in the reasonable opinion of the Buyer, capable of confusion with the Business Names or the Business Signs.

16.3	Nothing In clause 16.1 or clause 16.2 shall (subject always to compliance with the other provisions of this clause 16) prevent a Seller or any entity or business in which he may in any capacity be employed, engaged or interested from:

16.3.1	placing a bona fide general advertisement in any medium promoting any business carried on by the Seller or any such entity or business provided that such advertisement is not wholly or mainly focussed on any one or more of the Restricted Areas and is not in any event in breach of clause 16.2.3; or

16.3.2

offering or procuring or facilitating the making of an offer of employment to or entering into a contract for the services of any individual whose employment or engagement in an executive or managerial position with the Company or any of the Subsidiaries has, at the time of the offer or contract, been terminated by the Company or any of the Subsidiaries (otherwise than as a result of a deliberate breach by the relevant employee of his terms of employment).

16.4	The covenants in this clause 16 are intended for the benefit of the Buyer, the Company and the Subsidiaries and apply to actions carried out by the Sellers in any capacity and whether directly or indirectly, on the Sellers’ own behalf, on behalf of any other person or jointly with any other person.

16.5	Nothing in this clause 16 prevents the Sellers or any of them from holding for investment purposes only:

16.5.1	any units of any authorised unit trust or

16.5.2	not more than 3% of any class of shares or securities of any company traded on any securities market.

16.6	Each of the covenants in this clause 16 is a separate undertaking by each Seller in relation to himself and his interests and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in this clause 16. Each of the covenants in this clause 16 is considered fair and reasonable by the parties, but if any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable.

16.7	The consideration for the undertakings contained in this clause 16 is included in the Final Consideration.

16.8	For the avoidance of doubt, the covenants given by Lydian Capital Partners LP in this clause 16 are given by and binding on it as a firm but are not given by and shall not be binding on its general partner and its separate limited partners in any capacity other than as partners of Lydian Capital Partners LP.

17	TAX COVENANT

17.1	The provisions of Schedule 8 (Tax Covenant) shall apply with effect from Completion.

18	CONFIDENTIALITY

18.1	Each of the Sellers undertakes to the Buyer in all respects to keep confidential and not at any time to disclose or make known in any other way to anyone whomsoever any Confidential Information.

18.2	Each of the Sellers and the Buyer undertake to each other in all respects to keep confidential and not at any time to disclose or make known in any other way to anyone whomsoever and not to use for its own or any other person’s benefit or to the detriment of the Buyer or any of the Sellers (as the case may be) all information received or obtained as a result of discussing, negotiating, entering into or performing this Agreement which relates to:

18.2.1	the provisions or subject matter of this Agreement or of any other Transaction Document (including details of any of the amounts payable by or to the parties or any of them);

18.2.2	the negotiations relating to this Agreement and the other Transaction Documents;

18.2.3	(in the case of the Buyer) the Sellers (other than in relation to the Business), and the businesses carried on by, and the affairs of, any of the Sellers or any of their Related Persons; or

18.2.4	(in the case of any of the Sellers) the Buyers Group and the businesses carried on by, and the affairs of, the Buyer’s Group.

18.3	Any of the Sellers or the Buyer may disclose Confidential Information or other information which is otherwise to be treated as confidential under this clause 18 if and to the extent:

18.3.1	that the information becomes generally known (other than as a result of a breach of any undertaking or duty of confidentiality by any person) including, for the avoidance of doubt, any information contained in any announcement made pursuant to clause 20.2;

18.3.2	required by law or by any competent judicial, regulatory or tax authority or body, provided that any party so required to disclose any such information shall promptly notify the Buyer (in the case of disclosure by any of the Sellers) or the Sellers (in the case of disclosure by the Buyer), where practicable and lawful to do so, after any such disclosure occurs, or

18.3.3	the Buyer (in the case of disclosure by any of the Sellers) has given its prior written consent to the disclosure or the Sellers’ consent to the disclosure has been obtained (in the case of disclosure by the Buyer).

18.4	Nothing in this clause 18 shall prevent the disclosure of any Confidential Information or other information which is otherwise to be treated as confidential under this clause 18:

18.4.1	by any party to its officers, employees, agents of advisers;

18.4.2	by the Buyer to (a) any other Buyer’s Group Company and/or to any of its or their officers or directors, (b) any direct or indirect shareholders and/or investors of the Buyer and/or the Buyer’s Group and/or to any adviser, manager or general partner of any such shareholder or investor and (c) any of their bankers and/or to any of their advisers, provided that, before any such disclosure is made to any such person, the relevant party:

(a)	ensures that any such person is made aware of the provisions of this clause 18; and

(b)	uses all reasonable endeavours to procure that any such person adheres to such provisions as if such person were directly bound by them.

18.5	For the avoidance of doubt, nothing in this clause 18 shall prevent:

18.5.1	any Seller who, following Completion, remains employed/engaged by the Company from performing his duties and discharging his obligations in the ordinary and usual course of his employment/engagement; or

18.5.2	any proper use by any Buyer’s Group Company of the Confidential Information following Completion.

18.6	Each party reserves all rights in its own confidential information and no rights, or obligations other than those expressly recited herein are granted by or to be implied from this Agreement. In particular (and save to the extent that this Agreement expressly provides otherwise), no Iicence is hereby granted directly or indirectly under any discovery, copyright or other intellectual property right now of in the future held, made, obtained or licensable by any party.

19	NOTICES

19.1	Any notice or communication to be given under this Agreement:

19.1.1	must be in writing;

19.1.2	must be delivered or sent by post to the party to whom it is to be given at the following address:

(a)	the Sellers: their respective addresses set out in this Agreement, with a copy to the Sellers’ Solicitors;

(b)	the Buyer: at its address set out in this Agreement,

or at such other address as the relevant party may from time to time specify by notice to the other parties given under this clause.

19.2	Any notice or other communication made by post shall be sent (if posted to and from a place within the British Isles) by pre-paid first class post or (if posted to or from a place outside the British Isles) by pre-paid airmail.

19.3	Any notice or communication will be deemed to have been given:

19.3.1	if delivered, on the date of delivery;

19.3.2	if sent by post to and from a place within the British Isles, on the second Business Day after it was put in the post;

19.3.3	if sent by post to or from a place outside the British isles, on the fifth Business Day after it was put in the post.

19.4	To prove that a notice or other communication was given, it shall be sufficient to prove that delivery was made or that the envelope containing the notice or communication was properly addressed and posted by pre-paid first class post or pre-paid airmail.

19.5	For the avoidance of doubt, any notice or other communication by fax or email shall not amount to sufficient notice or communication.

20	ANNOUNCEMENTS

20.1	No announcement or circular or other publicity in connection with the subject matter of this Agreement will be made by or on behalf of the Sellers or the Buyer or their respective officers, employees or advisers before Completion.

20.2	No announcement or circular or other publicity in connection with the subject matter of this Agreement (other than an announcement in the agreed form) will be made on or after Completion by or on behalf of the Sellers or their respective officers, employees or advisers.

20.3	The Sellers acknowledge that any announcement or circular or other publicity in connection with the subject matter of this Agreement (other than the announcement in the agreed form) could cause the Group significant and irreparable damage and accordingly:

20.3.1	the Sellers will inform their respective officers, employees and advisers of, and ensure that they comply with, the provisions of this clause 20; and

20.3.2	the Buyer may be entitled to the remedies of injunction and specific performance, as well as any other equitable relief, without the need of proof of special damage for any threatened or actual breach of the provisions of this clause 20.

20.4	Subject to clause 20.1 the Buyer shall be entitled to make such announcements or articles or publicity as it sees fit, provided nevertheless that any announcements or articles or other publicity in relation to the acquisition of the Business by the Buyer must not reveal (expressly or by inference or by deduction) any of the Confidential Information or any information referred to in clauses 18.2.1 and 18.2.2.

20.5	The Buyer acknowledges that any breach of clause 20.4 could cause the Group or the Warrantors significant damage and accordingly:

20.5.1	the Buyer will inform its officers, employees and advisers of, and ensure that they comply with, the provisions of this clause 20, and

20.5.2	the Sellers may be entitled to the remedies of injunction and specific performance, as well as any other equitable relief, without the need of proof of special damage for any threatened or actual breach of the provisions of clause 20.4.

21	ASSIGNMENT

21.1	This Agreement will be binding upon and enure for the benefit of each party’s successors. The Buyer may assign its rights under this Agreement to any other Buyer’s Group Company or by way of security to any financial lenders or banks who provide funding to the Buyer for the purposes of its purchase of the Sale Shares. Save as aforesaid, this Agreement will not be assignable.

21.2	If a Buyer’s Group Company ceases to be a member of the Buyer’s Group, it shall not later than five Business Days after the date on which it ceases to be a member of the Buyer’s Group, assign the rights that were assigned to it pursuant to clause 21.1 to the Buyer or a member of the Buyer’s Group (which in either case is not in liquidation).

22	RIGHTS OF THIRD PARTIES

22.1	The parties agree that (save as provided by clause 22.2 or where may be expressly stated otherwise in this Agreement) for the purposes of the Contracts (Rights of Third Parties) Act 1999 they do not intend any person other than a party to this Agreement to be able to enforce any term of this Agreement.

22.2	Each Seller’s Related Persons, whether or not they are in existence at the date of this Agreement (Third Parties) may enforce the provisions of clause 18.2 and the Company may enforce the provisions of clause 16.4 subject to and in accordance with the provisions of the Contracts (Right of Third Parties) Act 1999 and subject to clause 22.3.

22.3	The parties may rescind or vary any provision of this Agreement, including clause 18.2, clause 16.4 and this clause 22, at any time without the consent of the Third Parties.

23	VARIATION

23.1	No variation of this Agreement will be valid unless made in writing and signed by or on behalf of each of the parties.

24	WAIVER

24.1	Any waiver of any provision of this Agreement must be in writing and signed by or on behalf of each of the parties. No failure or delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Any waiver by any party of a breach of any provision of this Agreement wilt not be a waiver of any subsequent breach of the same or any other provision.

25	COSTS

25.1	The parties shall pay their own costs and expenses in relation to the negotiation, preparation, execution and implementation of this Agreement.

26	SEVERABILITY

26.1	If any provision of this Agreement shall be found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Agreement which shall remain in full force and effect.

27	FURTHER ASSURANCE

27.1	The Sellers will at their sole cost do, execute and perform and will procure to be done, executed and performed all such further acts, deeds, documents and things as the Buyer may reasonably require from time to time effectively to vest the beneficial ownership of the Sale Shares in the Buyer or as it directs free from all Security Interests.

28	ENTIRE AGREEMENT

28.1	Subject always to clause 28.2, each party acknowledges and agrees with the others that:

28.1.1	this Agreement and the other Transaction Documents together constitute the entire agreement and understanding between the parties in connection with the arrangements contemplated by this Agreement and supersedes and extinguishes any Pre-Contractual Statement not expressly set out in the Transaction Documents;

28.1.2	it has not been induced to enter into the Transaction Documents in reliance upon any Pre-Contractual Statement not expressly set out therein;

28.1.3	it shall not have any rights or remedies in relation to any Pre-Contractual Statement not expressly set out in the Transaction Documents, and irrevocably and unconditionally waives any right it may have to claim damages or to rescind any of the Transaction Documents by reason of any Pre-Contractual Statement not expressly set out therein.

28.2	This clause shall not exclude any liability of a party in respect of any Pre-Contractual Statements made or given fraudulently or dishonestly by that party.

28.3	In this clause 28 Pre-Contractual Statement means any promise, warranty, representation, covenant, undertaking, agreement, term or condition or statement of whatever nature relating to the arrangements contemplated by the Transaction Documents made or given by any party or on their behalf at any time before the date on which the Transaction Documents were made.

28.4	Each party acknowledges and agrees with the other that:

28.4.1	it has had sufficient opportunity to obtain and act upon independent legal and other professional advice as to the terms of and the rights and obligations arising under the Transaction Documents, including the provisions and effect of this clause 28;

28.4.2	it has not received and is not relying on any advice or representations from the other party or any of its officers or employees or from any of the other party’s legal or other professional advisers; and

28.4.3	that the provisions of this clause 28 are fair and reasonable.

29	COUNTERPARTS

29.1	This Agreement may be entered into in any number of counterparts, each of which when executed and delivered shall be an original, but all the counterparts shall together constitute one and the same agreement. Facsimile signatures and signatures contained in any PDF file attached to an email sent between the Sellers’ Solicitors and the Buyer’s Solicitors shall be valid and binding to the same extent as original signatures.

30	GOVERNING LAW AND JURISDICTION

30.1	This Agreement shall be governed by, and construed in accordance with, English law.

30.2	In relation to any legal action or proceedings arising out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims), each party irrevocably submits to the exclusive jurisdiction of the English courts or the courts of any jurisdiction in which the defendants are resident or have substantial assets and waives any objection to such proceedings on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

IN WITNESS WHEREOF this Agreement has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED as a Deed by BHFS TWO LIMITED acting by a director in the presence of:

/s/ STEPHEN DREIER
Director: Stephen Dreier

Witness signature	/s/ LEONELLA DAL

Name (in block capitals)	LEONELLA DAL

EXECUTED as a Deed by AIB NOMINEES (JERSEY) LIMITED in the presence of:

/s/ DERMONT JOSEPH MOYNIHAN
Director

Witness’s signature	/s/ MICHAEL T. MORETTA
Name	MICHAEL T. MORETTA

EXECUTED as a deed by PAUL BROSNAN in the presence of:

/s/ PAUL BRONSNAN

Witness’s signature	/s/ NATALIE KIRKLAND
Name	NATALIE KIRKLAND

EXECUTED as a Deed by ANTHONY HURRAN in the presence of:

/s/ ANTHONY HURRAN
Witness signature	/s/ PAUL TURNER

Name
(in block capitals)	PAUL TURNER

EXECUTED as a deed by MOUNTFORD LIMITED acting in its capacity as general partner of LYDIAN CAPITAL PARTNERS L.P.		/s/ DENIS BROSNAN
Director
/s/ GERRY MCMANUS
Director
/s/ EDDIE IRWIN
Director

EXECUTED as a deed by MATTHEW JON MOORE in the presence of:

/s/ MATTHEW JON MOORE

Witness’s signature	/s/ NATALIE KIRKLAND
Name	NATALIE KIRKLAND

EXECUTED as a Deed by PAUL MURPHY in the presence of:

/s/ PAUL MURPHY

Witness signature	/s/ TRISH MURRAY

Name (in block capitals)	TRISH MURRAY

EXECUTED as a deed by MICHAEL PARSONS In the presence of:		/s/ MICHAEL PARSONS

Witness’s signature	/s/ SARA SUNDERLAND
Name	SARA SUNDERLAND